U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
2789-B Hartland Road
Falls Church, VA 22043

2.  Issuer Name and Ticker or Trading Symbol

    Williams Industries, Inc. (WMSI)

3.  IRS or Social Security Number of Reporting Person, if an entity
    (Voluntary)

4.  Statement for Month/Day/Year

     3/20/2003

5.  If Amendment, Date of Original (Month/Day/Year)

     N/A

6.  Relationship of Reporting Person to Issuer (Check all applicable)

  X  Director
     Officer - Title -
  X  10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X Form filed by One Reporting Person

 _ Form filed by More than One Reporting Person

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Table I
Non-Derivative Securities Acquired Disposed of, or Beneficially Owned

1.  Title of Security

     Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Day/Year)

      a. 3/19/2003
      b. 3/20/2003


2A. Deemed Execution Date, if any (Month/Day/Year)

    N/a

3.  Transaction Code

    Code
      P (purchased by Williams Family LP)


4.  Securities Acquired (A) or Disposed of (D)

        1,100, as follows:

       Amount    (A) or (D)    Price
       a.  300        A         $3.20
       b.  800        A         $3.20

5.  Amount of Securities Beneficially Owned
    following reported transaction(s)

 1,414,828, as listed, excluding shares under (b):

a. 367,082
b. 158,705  Mr. Williams disclaims beneficial ownership of his wife's shares.
c. 629,546
d.  75,900
e.   3,000
f.   1,000
g. 338,300

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I
c.  I
d.  I
e.  I
f.  I
g.  I

7.  Nature of Indirect Beneficial Ownership

b. By wife (Mr. Williams disclaims beneficial ownership of his wife's shares)
c. By Williams Family Limited Mr. Williams is the President and controlling person of the Williams Family Corporation, the General Partner of the Williams Family Limited Partnership
d.  As executor of estate of deceased father
e.  As trustee for minor granddaughter
f. As controlling person of Williams Family Foundation, a charitable trust
g. By Williams Enterprises of Georgia, Inc., of which Mr. Williams is the controlling person


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Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

     A.    $2.75
     B.    $2.75
     C.    $3.34
     D     $2.78
     E.    $4.45
     F.    $3.55

3.  Transaction Date (Month/Day/Year)

A.  5/01/98 option granted
B.  1/22/99 option granted
C.  1/21/00 option granted
D.  1/19/01 option granted
E.  1/21/02 option granted
F.  2/09/03 option granted

3A. Deemed Execution Date, if any (Month/Day/Year)

    N/a

4.  Transaction Code

    Code
     N/a


5. Number of Derivative Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     n/a

6.  Date Exercisable and Expiration Date (Month/Day/Year)

     A.  5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04
     C. 1/21/00 and 1/20/05
     D. 1/19/01 and 1/18/06
     E. 1/21/02 and 1/20/07
     F. 2/09/03 and 2/08/08

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares
     C. 2500 shares
     D. 2500 shares
     E. 2500 shares
     F. 3000 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned Following
    Reported Transaction(s)

     6 options as specified above


10. Ownership Form of Derivative Securities: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature of Reporting Person     Date: March 21, 2003

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.